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                                                                    EXHIBIT 17.1


                              MICHAEL E. GALLAGHER
                              12471 PROMONTORY RD.
                              LOS ANGELES, CA 90049



May 5, 2006


The Board of Directors
American Service Group, Inc.
105 West Park Drive
Brentwood, Tennessee 37027



Dear fellow Board Members:

Effective herewith is my resignation from the position of Chairman of the Audit Committee and from the Board of Directors of American Service Group (the "Company").

As you know, I no longer have confidence or faith in the leadership of the Company. Since my fellow independent Board Members are unwilling to make a leadership change, I regret that I have no other alternative but to hold true to the courage of my convictions and resign.

It is my business judgment that while there are many good people in the executive ranks of the Company, there nonetheless needs to be a change at the top. Such change is urgently needed in order to maximize the probability of successfully meeting the Company's challenges and to ensure the full implementation of the recommendations resulting from the recent investigation. This is admittedly a minority position of one, but as Andrew Jackson said: "One man with courage makes a majority."

I would like to take this opportunity to express my sincere appreciation to the members of the Audit Committee for their efforts during the investigation of the Company's pharmacy subsidiary and also thank my fellow Board Members for the courtesies they have extended me during my tenure.

The challenges the Company faces are great and its future depends upon competent leadership. I wish you every success in your efforts.

Respectfully submitted,


/s/ Michael E. Gallagher


Michael E. Gallagher